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                                                                      Exhibit 4l

                          PRUCO LIFE INSURANCE COMPANY
                       [2999 North 44th Street, Suite 250
                             Phoenix, Arizona 85014]

            COMBINATION ROLL-UP AND HIGHEST ANNIVERSARY VALUE ("HAV")
                               DEATH BENEFIT RIDER

This Rider is made part of your Annuity. For purposes of this Rider, certain provisions of your Annuity are amended as described below. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. Should this Rider terminate, any amended or replaced Annuity provisions based on this Rider's terms will revert back to the provisions in the Annuity, except as may be provided below. The benefit provided pursuant to the terms of this Rider is a "Combination Roll-Up and HAV Death Benefit." This Rider should be read in conjunction with any other applicable Death Benefit Rider, any Market Value Adjustment ("MVA") Option Rider, and any Dollar Cost Averaging ("DCA") Program Rider made a part of your Annuity.

Effective Date: The Effective Date of this Rider is shown in the Combination Roll-Up and HAV Death Benefit Schedule Supplement.

Definitions:

     Account Value: The definition of "Account Value" in your Annuity also includes the value of any allocation to any MVA Option or DCA MVA Option we make available in connection with your Annuity. Account Value of each MVA Option and DCA MVA Option includes any applicable Market Value Adjustment
     (MVA), as described in the MVA Option Rider and DCA Program Rider.

     Adjusted Purchase Payments: For purposes of calculating the Death Benefit offered under this Rider, "Adjusted Purchase Payments" means the amount of Purchase Payments we receive, less any fees or Tax Charges deducted from the Purchase Payments upon allocation to the Annuity.

     Dollar-for-Dollar Limit: An amount used to determine the impact of Withdrawals on the Roll-Up Value before the date we stop increasing the Roll-Up Value by the Roll-Up Rate. (We describe below the circumstances under which we stop increasing the Roll-Up Value by the Roll-Up Rate.) The Roll-Up Rate is shown in the Combination Roll-Up and HAV Death Benefit Schedule Supplement.

          . On the Effective Date we calculate the Dollar-for-Dollar Limit by multiplying the Roll-Up Value on the Effective Date by the Dollar-for-Dollar Percentage shown in the Combination Roll-Up and HAV Death Benefit Schedule Supplement.

          . On the next anniversary of the Issue Date, and each subsequent anniversary of the Issue Date prior to the Death Benefit Target Date, we reset the Dollar-for-Dollar Limit by multiplying the Roll-Up Value on that anniversary by the Dollar-for-Dollar Percentage. The Death Benefit Target Date is shown in the Combination Roll-Up and HAV Death Benefit Schedule Supplement.

     Owner/Participant: The term "Owner" may be referred to as "Participant" in your Annuity. In this Rider, for simplicity, the Participant is referred to as Owner.

     Purchase Credits: Amounts we may allocate to your Account Value in relation to Purchase Payments. Refer to your Annuity Schedule to determine if your Annuity makes provision for Purchase Credits.

     Unadjusted Account Value: The Account Value prior to the application of any applicable MVA.


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     Withdrawals: Withdrawals of any type (including free withdrawals and partial withdrawals) before the application of any applicable Contingent Deferred Sales Charge or other charge applicable upon a Withdrawal, and after any applicable MVA.

Death Benefit: If we receive Due Proof of Death within the Due Proof of Death Period shown in the Combination Roll-Up and HAV Death Benefit Schedule Supplement, the Death Benefit of the Annuity equals the greater of (a) and (b), where:

     (a) is the Combination Roll-Up and HAV Death Benefit, which is calculated as the greater of the "Roll-Up Value" and the "Highest Anniversary Value" described below, less any applicable Purchase Credits applied during the period beginning 12 months prior to the decedent's date of death and ending on the date we receive Due Proof of Death; and,

     (b) is the greater of the Basic Death Benefit described in the "Death Benefit" section of the Annuity and the Death Benefit described in any other Death Benefit Rider made a part of the Annuity.

If we do not receive Due Proof of Death within the Due Proof of Death Period, the Death Benefit of the Annuity equals the Basic Death Benefit described in the "Death Benefit" section of the Annuity. We reserve the right to waive or extend, on a non-discriminatory basis, our right to enforce the Due Proof of Death Period. This right will only apply for purposes of determining the amount payable as a Death Benefit, and in no way restricts when a claim may be filed.

Roll-Up Value: Initially the Roll-Up Value is equal to the Unadjusted Account Value on the Effective Date. Thereafter, the Roll-Up Value increases daily at the annual effective Roll-Up Rate. The Roll-Up Value is also increased by the sum of any additional Adjusted Purchase Payments, plus any applicable Purchase Credits allocated to your Account Value in relation to such Purchase Payments. We apply the Roll-Up Rate to these additional amounts as of the date the Adjusted Purchase Payment is received by us.

We stop increasing the Roll-Up Value by the Roll-Up Rate on the earlier of: (a) the decedent's date of death and (b) the Death Benefit Target Date, if applicable.

Withdrawals from the Annuity can reduce the Roll-Up Value on a dollar-for-dollar basis and/or proportionally, depending on the amount withdrawn and the timing of the Withdrawal.

Before we stop increasing the Roll-Up Value by the Roll-Up Rate:

     . Amounts withdrawn in an Annuity Year that do not exceed the Dollar-for-Dollar Limit reduce the Roll-Up Value by the amount of the Withdrawal.

     . Amounts withdrawn in an Annuity Year that exceed the Dollar-for-Dollar Limit are called "Excess Withdrawals." Each Excess Withdrawal reduces the Roll-Up Value proportionately. Each proportional reduction is determined by multiplying the Roll-Up Value by the ratio of the Excess Withdrawal to the Account Value immediately subsequent to any Withdrawal that does not exceed the Dollar-for-Dollar Limit, and immediately prior to the Excess Withdrawal (even if both Withdrawals occurred in the same day or as one Withdrawal request).

After we stop increasing the Roll-Up Value by the Roll-Up Rate:

     . All Withdrawals reduce the Roll-Up Value proportionately by the ratio of the amount of the Withdrawal to the Account Value as of the date of the Withdrawal but immediately prior to the Withdrawal.

If there is a change of Owner(s) before we stop increasing the Roll-Up Value by the Roll-Up Rate, such that the new Death Benefit Target Date is earlier than the current Death Benefit Target Date, we will stop increasing the Roll-Up Value by the Roll-Up Rate on the new Death Benefit Target Date.


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Highest Anniversary Value: The Highest Anniversary Value is initially equal to the Unadjusted Account Value on the Effective Date. Thereafter, the Highest Anniversary Value is increased by the sum of any additional Adjusted Purchase Payments, plus any Purchase Credits allocated to your Account Value in relation to such Purchase Payments, and is reduced by the ratio of each applicable Withdrawal to the Account Value as of the date of the Withdrawal but immediately prior to the Withdrawal.

On each Highest Anniversary Value Comparison Date, up to and including the earlier of the decedent's date of death and the Death Benefit Target Date, if applicable, the Highest Anniversary Value is compared to the Unadjusted Account Value. If the Unadjusted Account Value is greater than the Highest Anniversary Value, the Highest Anniversary Value is increased to equal the Unadjusted Account Value. Highest Anniversary Value Comparison Dates are shown in the Combination Roll-Up and HAV Death Benefit Schedule Supplement.

Two-Year Suspension Period: If there is a change of Owner or Annuitant more than 60 days after the Effective Date, resulting in a change in the person upon whose death the Death Benefit is payable, the Combination Roll-Up and HAV Death Benefit is suspended as to that person for a two-year period from the date he or she first became an Owner or Annuitant under the terms of the Annuity. After the suspension period is completed, the Death Benefit is the same as if such person had been an Owner or Annuitant on the Effective Date, although the Death Benefit Target Date may change as described in the Combination Roll-Up and HAV Death Benefit Schedule Supplement. During the Two-Year Suspension Period, the Death Benefit is the Basic Death Benefit described in the "Death Benefit" section of the Annuity.

Other Death Benefit Provisions: The provisions applicable to the Death Benefit described in your Annuity regarding eligibility, limits of applicability, modes of payment to Beneficiaries or any other provision regarding the Death Benefit, other than the method of calculation of the Death Benefit. continue to apply unless specifically indicated otherwise in this Rider.

Spousal Continuation: Upon Spousal Continuation, the Unadjusted Account Value is increased, if necessary, to equal the greatest of: (1) the Combination Roll-Up and HAV Death Benefit described in this Rider, (2) the Death Benefit described in any other Death Benefit Rider made a part of the Annuity, and (3) the Basic Death Benefit described in the Annuity. We do not reduce any of the values referred to in (1) or (3) above by any Purchase Credits. However, if the Annuity is surrendered within 12 months of Spousal Continuation, we will deduct from the Surrender Value any Purchase Credits applied during the period beginning 12 months prior to the date of the decedent's death and ending on the date we receive Due Proof of Death. We reserve the right to waive, on a non-discriminatory basis, our right to deduct such Purchase Credits.

Any increase to the Unadjusted Account Value resulting from such adjustment will be allocated on a pro-rata basis to the Sub-accounts in which Account Value is then allocated, excluding any Sub-accounts to which you are not permitted to electively allocate or transfer Account Value. If the Account Value in such "elected" Sub-accounts is zero, we will allocate the additional amount to a money market Investment Option.

If Spousal Continuation occurs prior to the Death Benefit Target Date, we reset the Roll-Up Value and the Highest Anniversary Value to equal the Unadjusted Account Value, including any increase described above, as of the date of Due Proof of Death of the decedent, for purposes of calculating any subsequent Death Benefit.

If Spousal Continuation occurs on or after the Death Benefit Target Date, this Rider terminates upon Spousal Continuation.

Charge for the Rider: The Insurance Charge shown in the Annuity Schedule is increased to include the Insurance Charge for this Rider, as shown in the Combination Roll-Up and HAV Death Benefit Schedule Supplement.


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The charge is assessed until we receive Due Proof of Death of the decedent, unless Spousal Continuation occurs, or until this Rider terminates for any of the reasons cited in "Termination of this Rider" below. See the "Account Value" section of the Annuity for a description of how the charge is applied.

Investment Limitations: While this Rider is in effect, your entire Account Value must be allocated to only those Investment Options we permit. In addition, you may be required to maintain all or a portion of your Account Value in accordance with an asset allocation model.

At any time until this Rider is terminated, these investment limitations may be implemented, suspended or changed. This includes changing prohibited Investment Options, changing the extent to which Account Value may be allocated to an Investment Option, and changing elected Investment Options. Any transfers resulting from our implementing or changing any investment limitation will not be counted in determining the number of free transfers made during an Annuity Year. If, subsequent to your election of this benefit, we change our requirements as to how Account Value must be allocated under the benefit, that new requirement will apply to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. However, all transfers and Purchase Payments made after such a change in requirements may be subject to the new investment limitations.

Termination of this Rider: Termination of this Rider is subject to the following rules:

     A. Termination due to Death: This Rider terminates automatically as of the date the Annuity's Death Benefit is determined, unless the Annuity is continued by a Spouse Beneficiary prior to the Death Benefit Target Date.

     B. Termination due to Owner(s)/Annuitant Change: This Rider terminates automatically if you designate a new Owner(s) or Annuitant such that the new Owner(s) or Annuitant is older than the age for which we would then issue this benefit as of the effective date of such a change or if we do not then consent, on a non-discriminatory basis, to continue the Rider.

     C. Termination on the Annuity Date: This Rider terminates automatically as of the Annuity Date.

     D. Termination Upon Surrender: This Rider terminates upon surrender of the Annuity to which it is made a part.

     E. Termination if Account Value Reduces to Zero: This Rider automatically terminates if your Account Value reduces to zero.

                          PRUCO LIFE INSURANCE COMPANY

                                    [GRAPHIC]
                      [----------------------------------]
                                    Secretary


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